APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Port Coffee International Inc
Balance Sheet - unaudited
For the period ended April 30th, 2021

	Current Period
	April 30th, 2021
ASSETS	
Current Assets:	
Cash	$ -
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	-
Balance Sheet Check		-

I, William E Howsare for Port Coffee International Inc, certify that:

1. The financial statements of Port Coffee International Inc included in this Form are true and complete in all material respects; and
2. The tax return information of Port Coffee International Inc has not been included in this Form as Port Coffee International Inc was formed on 02/22/2021 and has not filed a tax return to date.

Signature   *William E Howsare for Por*

Name: William E Howsare for Port Coffee International Inc

Title: Co-Founder and CVO